Richard A. Kline 650.752.3139 rkline@ goodwinlaw.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

January 27, 2017

Katherine Wray

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Okta, Inc.

Draft Registration Statement on Form S-1

Submitted December 20, 2016

CIK No. 0001660134

Dear Ms. Wray:

This letter is submitted on behalf of Okta, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on December 20, 2016 (the “Draft Registration Statement”), as set forth in your letter dated January 13, 2017 addressed to Todd McKinnon, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.	You state that every day, over a million people use Okta. Please expand your disclosure, here or in Business, to briefly explain the methodology used to calculate this measure, whether this usage level is representative of your experience during recent periods, and as of what date this information was calculated.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 1 and 86 of the Amended Draft Registration Statement to clarify that the number of daily users is reported per business day and has revised page 86 of the Amended Draft Registration Statement to explain the methodology used to calculate this measure. The number of daily users is calculated based on the unique number of user identifications that authenticate into the Company’s platform each business day. The Company advises the Staff that the average number of users on business days within the Company’s fourth quarter ending January 31, 2017 was 2.1 million through January 25, 2017.

2.	We refer to the following statement: “As we add new customers, users, developers and applications to our platform, our business, customers and users benefit from powerful network effects that increase the value and security of the Okta Identity Cloud.” Please explain briefly, here or elsewhere in the filing, how network effects increase the security of your platform.

RESPONSE: In response to the Staff’s comment, the Company has revised page 94 of the Amended Draft Registration Statement to explain how network effects increase the security of the Company’s platform.

3.	In the fifth paragraph on page 2, you list several “leading cloud vendors” that are your “customers and partners.” The disclosure could be read to suggest that each of these vendors is both a customer and partner of the company’s. If this is not the case, please revise to clarify.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 2 and 87 of the Amended Draft Registration Statement to clarify that these vendors may be a customer, partner or both.

Our Opportunity, page 3

4.	You estimate that there is at least an $18 billion global opportunity to serve organizations of all sizes by providing an integrated approach to managing and securing all of their internal identities. Revise to explain briefly what your estimate is based on.

RESPONSE: In response to the Staff’s comment, the Company has revised page 3 of the Amended Draft Registration Statement to explain briefly what this estimate is based on and to include a cross-reference to the more-detailed analysis provided in the Business section of the Amended Draft Registration Statement.

Risk Factors

“Interruptions or delays in the services provided by third-party data centers...,” page 26

5.	You state that in the event that the AWS service agreement is terminated, you could experience interruptions in access to your platform as well as delays and additional expense in arranging new facilities and services. Please revise to discuss in Business or elsewhere the key terms of this agreement, if material. In addition, tell us what consideration you have given to filing this agreement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised page 26 of the Amended Draft Registration Statement to discuss the key terms of the Company’s customer agreement with Amazon Web Services (“AWS”).

The Company has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are comparable to AWS’s, such as AT&T Global Services, Hewlett Packard and Google. In light of the foregoing, the Company believes that several other providers could provide it with services that are substantially similar to those that it receives from AWS.

In addition, if the Company were to receive notice from AWS of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Further, while transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or operating results over a significant period of time. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

“We rely on software and services from other parties...,” page 27

6.	You disclose here that you rely on third-party technology to operate critical functions of your business, including customer relationship management services. Please tell us what consideration you have given to filing your agreements with third-party CRM service providers and discussing the key terms of such agreements in your filing.

RESPONSE: The Company respectfully advises the Staff that it has reviewed its agreements with third-party technology providers, including customer relationship management services, and, based on that review, believes that it is not required to file these agreements as material contracts. The Company’s business is not substantially dependent on third-party technology, and such agreements are the type of arrangements that ordinarily accompany the kind of business conducted by the Company in the ordinary course. The Company believes that several other providers could provide it with services that are substantially similar to those that it receives from its existing third-party technology providers, including customer relationship management services. Further, while transitioning to alternative providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or operating results. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with any of its third-party technology providers, including customer relationship management services, and therefore does not believe it is required to file any such agreements as an exhibit under Item 601(b)(10) of Regulation S-K. Furthermore, the Company has not discussed the key terms of any such agreements in the Amended Draft Registration Statement since such agreements are not material to the Company’s business.

“Our ability to use our net operating loss carry-forwards and certain other tax...,” page 40

7.	You indicate that you may experience an ownership change in connection with your initial public offering. Please clarify whether you believe you will undergo an ownership change in connection with this offering.

RESPONSE: In response to the Staff’s comment, the Company has revised page 40 of the Amended Draft Registration Statement to clarify that the Company does not expect to undergo an ownership change in connection with this offering.

“Provisions in our charter documents and under Delaware law could make ...,” page 44

8.	This risk factor appears to address several separate risks. Please revise to present risks related to the exclusive forum provision in your charter in a separately captioned risk factor.

RESPONSE: In response to the Staff’s comment, the Company has revised page 45 of the Amended Draft Registration Statement to present risks related to the exclusive forum provision in a separately captioned risk factor.

Use of Proceeds, page 49

9.	You disclose that the offering proceeds will be used for working capital and other general corporate purposes and to fund your growth strategy. To the extent you have specific plans related to this growth strategy, identify any corresponding intended use of proceeds. For example, we note your disclosure on page 62 stating that you intend to continue to grow your international operations and develop your external case business.

RESPONSE: In response to the Staff’s comment, the Company has revised page 49 of the Amended Draft Registration Statement to identify the Company’s growth strategies; however, the Company advises the Staff that there are no specific plans or intended use of proceeds related to these growth strategies at this time.

Selected Consolidated Financial Data and Other Data

Other Financial Measures and Key Metrics, page 56

10.	Revise to ensure that your presentations of non-GAAP gross margin and non-GAAP operating margin are not more prominent than the comparable GAAP measures. In this regard, we note that your tabular disclosure that includes these non-GAAP financial measures is not preceded by an equally prominent disclosure of the comparable GAAP margins nor does it include the comparable GAAP margins in the same table. In addition, the comparable GAAP margins are not included in the reconciliations of these non-GAAP financial measures. Also address the prominence of your disclosures of non-GAAP gross margin and non-GAAP operating margin in Summary Consolidated Financial Data and Other Data. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 13, 56-58 and 74-75 of the Amended Draft Registration Statement to ensure that the presentations of GAAP gross margin and GAAP operating margin are more prominent than the comparable non-GAAP measures and to include the GAAP margins in the reconciliations of non-GAAP financial measures.

11.	Please revise to include all three major categories of the statements of cash flows with your presentations of the non-GAAP liquidity measure of free cash flow. Also address your presentation in Summary Consolidated Financial Data and Other Data. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 13, 58 and 75 of the Amended Draft Registration Statement to include all three major categories of the statements of cash flows.

12.	Please revise to provide the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for the non-GAAP measure of working capital, excluding deferred revenue, current. Also revise to include these disclosures in Summary Consolidated Financial Data and Other Data or provide a reference thereto. Ensure that working capital, excluding deferred revenue, current, is presented throughout your filing with equal or greater prominent disclosure of the most directly comparable GAAP financial measure.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 12 and 56 of the Amended Draft Registration Statement to replace “working capital, excluding deferred revenue, current” with “working capital”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

13.	Please consider expanding your overview to discuss material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short- and long-term. Also consider describing your plans to eventually generate profits. Refer to Section III.A of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to include a discussion of material opportunities, challenges and risks on which the Company’s executives are most focused and to discuss the expected timing of the Company’s future profitability.

Our Business Model, page 60

14.	You state that a significant majority of your customers have renewed their contracts. Revise your disclosure to provide more specific quantification of the rate at which you retained clients.

RESPONSE: In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to remove the reference to a significant majority of its customers renewing their contracts. The Company respectfully advises the Staff that it considered providing a more specific quantification of its client retention rate; however, the Company believes that disclosure of its Dollar-Based Retention Rate is a more relevant and valuable metric for investors to evaluate the Company’s business, as it takes into account the expansion and churn in the number of users or products associated with a customer. As a result, the Company believes it is a more helpful measure for investors to understand the Company’s ability to increase revenue across its existing customer base. The Company has provided its Dollar-Based Retention Rate for all periods presented in the prospectus.

Key Business Metrics, page 62

15.	We note your disclosures on page 60 describing how the contribution margin reflects the economics of your customer relationships. Tell us what consideration you gave to presenting the contributing margin measure as a key business metric and/or including information on such measure for other cohorts.

RESPONSE: The Company respectfully advises the Staff that it considered presenting contribution margin as a key business metric; however, the Company determined that this information would not be appropriate as a key business metric because management does not use, or intend to use in the future, this information to manage the business. Furthermore, the Company advises the Staff that the methods used to measure contribution margin have been refined by the Company over time, such that the Company does not have consistent corresponding information for prior historical periods and, therefore, believes that inclusion for other cohorts would not provide meaningful disclosure to investors and could be misleading.

Components of Results of Operations, page 64

16.	You disclose at the bottom of page 64 that gross margin may fluctuate as the percentage of your revenue that is derived from channel partners fluctuates, and you disclose in the middle of page 95 that you plan to expand your indirect sales network. Please revise to disclose the percentage of revenue generated from your indirect sales network in each of the periods presented.

RESPONSE: The Company advises the Staff that revenue derived from channel partners does not have a significant effect on gross margin as compared to the gross margin achieved from revenue derived from direct sales. Accordingly, the Company has revised page 65 of the Amended Draft Registration Statement to remove references to an impact on gross margin from revenue derived from channel partners. The Company further advises the Staff that it does not believe that the percentage of revenue generated from the Company’s indirect sales network is meaningful to investors, because revenue is recognized consistently, and on a ratable basis over the subscription terms, for both sales generated directly with customers and sales generated indirectly through channel partners. In addition, the Company does not use the percentage of sales generated through channel partners as a metric to manage its business, nor does it use that information to assess performance or to make decisions regarding the allocation of resources. The Company additionally advises the Staff that sales through channel partners fluctuates as a percentage of revenue and that such sales for the nine months ended October 31, 2015 and 2016 represented 9% and 15% of revenue, respectively, and sales through channel partners for the years ended January 31, 2015 and 2016 represented 6% and 10% of revenue, respectively. The Company advises the Staff that it will continue to monitor sales through channel partners and consider additional disclosures in future periods if the underlying economics differ significantly from direct sales or the Company begins to use this as a metric to manage its business and such disclosure would therefore be meaningful to investors.

17.	We note from your disclosure on the top of page 18 that a distributed denial-of-service attack in October 2016 resulted in your failing to meet certain contracted uptime levels under your service level agreements and the issuance of service credits to some of your customers. Please revise to describe and quantify the reasonably expected impact on your liquidity, capital resources and/or results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

RESPONSE: The Company advises the Staff that the total amount of service credits issued as a result of the distributed denial-of-service attack in October 2016 was less than $30,000. The Company respectfully advises the Staff that it does not believe that it is necessary to quantify the impact on the Company’s liquidity, capital resources or results of operations within the Amended Draft Registration Statement because the amount is immaterial.

Results of Operation

Comparison of the Nine Months Ended October 31, 2015 and 2016

Cost of Revenue, Gross Profit and Gross Margin, page 68

18.	You attribute the change in gross margin for professional services to the completion of certain fixed fee projects in backlog from earlier periods. It appears that you have not quantified backlog in the filing. Revise to provide this information or advise. Refer to Item 101(c)(1)(viii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised page 68 to clarify that the change in gross margin for professional services was primarily attributable to the recognition of revenue on contracts completed during the period for which amounts were previously recorded in deferred revenue. The Company respectfully advises the Staff that it does not believe that backlog is material to an investor’s understanding of the Company’s business taken as a whole, as backlog can fluctuate between periods for various reasons that are not necessarily indicative of current or future performance or trends. For these reasons, backlog is not a metric used by the Company to manage its business. To the extent that the amount of backlog becomes material to an investor’s understanding of the Company’s business taken as a whole, the Company will reconsider the disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Liquidity and Capital Resources

Operating Activities, page 77

19.	Your discussion of cash used in operating activities should contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts. Revise to provide a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 77 and 78 of the Amended Draft Registration Statement to provide a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.

Business

Overview, page 86

20.	You state that as of October 31, 2016, you had over 5,000 integrations with third-party software applications. Please clarify how the number of integrations directly or indirectly contributes to revenue.

RESPONSE: The Company advises the Staff that the number of integrations with third-party software applications does not directly correlate to revenue. The purpose of disclosing the number of integrations is to provide investors with a sense for indirect impacts on revenue, including the the expanded capabilities of the Company’s platform, and how such capabilities are attractive to the Company’s customers, not to show any direct contribution to revenue.

Our Products, page 95

21.	On page 62, you indicate that your initial focus was on internal use cases, but that you are investing in solutions for external use cases. To provide context to your disclosures in this section, consider disclosing when you launched your external use solutions and indicating the current significance of external use cases to your business.

RESPONSE: In response to the Staff’s comment, the Company has revised page 62 of the Amended Draft Registration Statement to include the date that the Company first launched its external use case solutions. The Company respectfully advises the Staff that it does not believe it is necessary to quantify the impact of external use cases on the Company’s business at this time because the Okta Identity Cloud is a unified platform and individual customers may subscribe to the Company’s products for both internal and external use cases, including through bundled deals, such that any quantification of the impact of external use cases to the Company’s business may be misleading to investors. In addition, the Company does not track revenue this way or use this as a metric to manage the business. However, the Company advises the Staff that it has provided disclosure to investors on page 62 of the Amended Draft Registration Statement that external use cases are increasing and are a significant driver of growth for the Company to provide context for investors on the significance of this use case.

Our Customers, page 98

22.	You state that as of October 31, 2016, you had 40 million users. Tell us what consideration you gave to providing comparable information for other periods presented, and whether your management uses this measure as a key business metric.

RESPONSE: The Company respectfully advises the Staff that the purpose of the quantitative information provided on the size of the Company’s user base is to provide investors with a sense of the scale at which the Company operates and the size of the Company’s user community, and not to show growth or change over time. The Company supplementally advises the Staff that it considered including such information as a key metric; however, the Company determined that this information would not be appropriate as a key metric since management does not use, or intend to use in the future, this information to manage the business. In addition, the number of users does not directly drive the Company’s revenue nor does it cause the Company to incur any material expenses.

23.	Expand your disclosure to provide the threshold dollar amount that the identified clients spent on your solutions during recent periods. Please also explain how you selected from the customers identified here the subset highlighted in your summary on page 2.

RESPONSE: In response to the Staff’s comment, the Company has revised page 98 of the Amended Draft Registration Statement to provide the threshold dollar amount that each of the identified clients spent on the Company’s solutions during recent periods. The Company advises the Staff that the customers highlighted in the summary were selected to represent broad categories of customers by industry and use case that had annual contract values exceeding $100,000 as of October 31, 2016.

Intellectual Property, page 100

24.	You state that you protect your intellectual property through, among other strategies, patents. To the extent material to your business, please provide a description of the material aspects of your patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised page 104 of the Amended Draft Registration Statement to provide its issued patents and a description of the material aspects of the Company’s patents.

Management, page 103

25.	We note that your audit committee includes Mr. Grady, a partner at Sequoia Capital. Entities affiliated with Sequoia Capital own 21.7% of your voting equity securities. Please provide us with your analysis in support of the determination that Mr. Grady will satisfy the requirements for independence applicable to audit committee members under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

RESPONSE: Rule 10A-3 defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. Rule 10A-3(e)(1)(ii) provides a safe harbor from affiliate status for audit committee members who (i) are not executive officers of the issuer and (ii) do not own more than 10% of the voting securities of the issuer. A determination of affiliate status for an audit committee member who owns more than 10% of the voting securities of the issuer depends on the facts and circumstances of such instance.

In addition to Mr. Grady’s service on the Company’s Board of Directors (the “Board”), he is a Managing Member of Sequoia Capital (“Sequoia”), a stockholder of the Company which owns greater than 10% of the Company’s outstanding securities. As a result of Sequoia’s current and projected post-offering stockholding percentages, the Company thoroughly evaluated the facts and circumstances surrounding Mr. Grady’s relationship with the Company and has determined that Mr. Grady is not an affiliate of the Company for the following reasons:

•	Two large stockholders each own greater than 20% of the outstanding securities of the Company prior to the offering and do not act in concert. The relatively equal ownership percentages of funds affiliated with Sequoia and Andreessen Horowitz mitigate the influence that either group has over the Company. These funds act independently of each other and their representative directors act separately to fulfill their fiduciary duties to the Company’s stockholders.

•	There is not a voting agreement between the Company’s large stockholders that would enable them as a group to have common control of the Company. In the absence of a voting agreement, each stockholder is free to, and does, exercise independent judgment and vote its shares in the manner that best suits such stockholder’s respective interests.

•	The Board is composed of a substantial majority of independent directors who exert significant influence on the strategic direction and Board-level decisions of the Company. Five out of the Company’s seven directors are independent, including Mr. Grady. The Company’s directors, and particularly the three independent directors not affiliated with Sequoia and Andreessen Horowitz, are not deferential to the Company’s institutional directors, which moderates the degree of control that the institutional directors such as Mr. Grady wield in Board and Audit Committee proceedings. In addition, the other two members of the Audit Committee are independent directors who are not affiliated with a large stockholder.

The Company respectfully advises the Staff that after discussion and evaluation of the relevant facts and circumstances, including those set forth above, the Company determined that Mr. Grady is not an affiliate of the Company under Rule 10A-3(b)(1) and he otherwise satisfies the independence requirements under the applicable NASDAQ and SEC regulations.

Executive Compensation

Summary Compensation Table - 2016, page 110

26.	Briefly describe the basis for the variances in awards of options among the named executive officers. Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised page 113 of the Amended Draft Registration Statement to describe the basis for the variances in awards of options among the named executive officers. The Company advises the Staff that awards of options granted to the named executive officers vary because each individual serves in a different position and provides distinctive value to the Company, and the Board grants equity to individuals based on the market value for each position and the Board’s determination of the perceived value that each individual will provide. The option awards also vary because the individuals have been employed by the Company for different periods of time, and the equity granted by the Board varies based on the time that such grant is made in the Company’s history and the length of each individual’s employment with the Company.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

27.	We note from your disclosure in the second paragraph on page 60 that you sell your solution through a network of independent software vendors and channel partners, as well as directly through your own sales team. For solutions sold through your indirect sales network, please revise to disclose the terms of your arrangements and the related revenue recognition policy. Tell us the amount of revenue generated through this network, and consider disclosing the amount of revenue related to significant independent software vendors and channel partners based on the disclosure requirements in ASC 280-10-50-42 and ASC 275-10-50-20.

RESPONSE: The Company advises the Staff that the Company sells its solutions through independent software vendors and channel partners; however, the sales through independent software vendors have historically been immaterial. Sales through channel partners, however, for the nine months ended October 31, 2015 and 2016 were $5.3 million and $17.1 million, respectively, and sales through channel partners for the years ended January 31, 2015 and 2016 were $2.4 million and $8.5 million, respectively. In response to the Staff’s comment, the Company has revised page F-10 of the Amended Draft Registration Statement to disclose that the Company’s revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through channel partners. The Company advises the Staff that the Company has no individual customers for which revenue amounts to 10% of total revenue in any given period.

Professional Services Revenue, page F-10

28.	Please explain the basis for recognizing revenue for professional services arrangements billed on a time and materials basis as the services are performed rather than upon completion. Describe the nature of the professional services involved in time and materials arrangements and when value is transferred to your customer.

RESPONSE: The Company advises the Staff that professional services are billed as the value is transferred to the customer on a time and materials basis because such services are performed in a series of actions and not tied to a single action as part of an overarching service contract with discrete phases and deliverables, some of which hinge on a final action. As such, the Company believes that related professional services revenue is appropriately recognized as the services are provided to the customer.

Note 11. Common Stock and Stockholders’ Deficit

Options Subject to Early Exercise, page F-31

29.	Please tell us and disclose what consideration you gave to the options subject to early exercise in your computation of weighted-average shares outstanding used in your calculation of net loss per share. Refer to ASC 260-10-45-13.

RESPONSE: In response to the Staff’s comment, the Company has revised pages F-16and F-38 of the Amended Draft Registration Statement to disclose that options subject to early exercise that are exercised prior to vesting are excluded from the computation of weighted-average number of shares of common stock outstanding until such shares have vested.

Other

30.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not investors retain copies of the communications.

31.	We will contact you separately regarding any submitted graphics.

RESPONSE: The Company advises the Staff that it has included proposed graphics and artwork in the Amended Draft Registration Statement.

In addition, the Company is providing to the Staff on a supplemental basis copies of the industry research reports cited in the prospectus and listed on page 48 of the Amended Draft Registration Statement. The Company has marked the supplemental materials to show where within each source the applicable referenced material is located and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. None of the reports were prepared for the Company. Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in the Amended Draft Registration Statement.

[Signature Page Follows]

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline
Richard A. Kline

cc:	Ivan Griswold, Securities and Exchange Commission
Melissa Walsh, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
William Losch, Okta, Inc.
Jonathan Runyan, Okta, Inc.
Sarah Axtell, Goodwin Procter LLP
Dianne Glynn, Ernst & Young LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, PC